SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated September 19, 2013

(Commission File No. 1-13202)

Nokia Corporation

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒     Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐    No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐    No:  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nokia Corporation

By:	/s/ Kristian Pullola
Name:	Kristian Pullola
Title:	Senior Vice President, Corporate Controller

By:	/s/ Riikka Tieaho
Name:	Riikka Tieaho
Title:	Vice President, Corporate Legal

Date: September 19, 2013

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting of Shareholders of Nokia Corporation to be held on November 19, 2013, and the proxy materials related thereto, with attached Appendices

99.2	Form of Proxy Card for Holders of Nokia American Depositary Shares